EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

The following table provides our consolidated ratios of earnings to fixed charges (in thousands except ratios):

	Year Ended December 31,
	2010	2009	2008	2007	2006
Fixed Charges:
Interest expense (1)	$12,233	$1,141	$3,978	$5,103	$2,375
Amortized premiums, discounts and capitalized expenses related to indebtedness (2)	937	300	280	393	83
Estimate of the interest within rental expense (3)	15,957	17,128	17,791	10,921	9,199

Total Fixed Charges	$29,127	$18,569	$22,049	$16,417	$11,657

Earnings:
Pre-tax income from continuing operations before income or loss from equity investees (4)	$202,451	$178,508	$149,959	$110,125	$90,421
Fixed charges	29,127	18,569	22,049	16,417	11,657
Distributed income of equity investees (4)	0	0	0	0	0

Total Earnings	$231,578	$197,077	$172,008	$126,542	$102,078

Ratio of Earnings to Fixed Charges	8.0	10.6	7.8	7.7	8.8

(1)	Interest expense consists of interest on indebtedness.

(2)	Represents the amortization of financing costs incurred in connection with the Company’s credit agreements.

(3)	The proportion of rental expense deemed to be representative of the interest factor is one third.

(4)	Equity Investees are investments accounted for using the equity method of accounting.